Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER 2022 RESULTS

•	Sales increased 17% to $9.3 billion, compared to a global light vehicle production increase of 24%
•	Excluding foreign currency translation and acquisitions net of divestitures, sales increased 27%
•	Diluted earnings per share and adjusted diluted earnings per share increased to $1.00 and $1.07, respectively, compared to $0.04 and $0.56 last year
•	Returned $305 million to shareholders through share repurchases and dividends
•	Reduced outlook mainly reflects expected lower vehicle production in North America and Europe and higher operating inefficiencies

AURORA, Ontario, November 4, 2022 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2022.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2022	2021	2022	2021
Reported

Sales	$9,268	$7,919	$28,272	$27,132

Income from operations before income taxes	$400	$27	$732	$1,372

Net income attributable to Magna International Inc.	$289	$11	$497	$1,050

Diluted earnings per share	$1.00	$0.04	$1.70	$3.46

Non-GAAP Financial Measures(1)

Adjusted EBIT	$441	$229	$1,306	$1,556

Adjusted diluted earnings per share	$1.07	$0.56	$3.19	$3.83

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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“In the third quarter, we managed through an operating environment that remains challenged by ongoing production schedule volatility and elevated energy costs in Europe. We continue to take steps to address the short-term industry turbulence as well as operating inefficiencies at certain facilities, while remaining focused on our go-forward strategy and value creation.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

THREE MONTHS ENDED SEPTEMBER 30, 2022

On a consolidated basis, we posted sales of $9.3 billion for the third quarter of 2022, an increase of 17% over the third quarter of 2021, compared to global light vehicle production that increased 24%. Excluding the impact of foreign currency translation and acquisitions net of divestitures, sales increased 27%.

Adjusted EBIT increased to $441 million in the third quarter of 2022 compared to $229 million in the third quarter of 2021. The increase mainly reflected earnings on higher sales, higher favourable commercial settlements and a $45 million provision on engineering service contracts with the automotive unit of Evergrande in the third quarter of 2021, partially offset by higher net production input costs and operating inefficiencies at a facility in Europe.

Income from operations before income taxes increased to $400 million for the third quarter of 2022 compared to $27 million in the third quarter of 2021. Included in income from operations before income taxes were other expense, net items totaling $23 million and $180 million in the third quarters of 2022 and 2021, respectively. Excluding other expense, net from both periods, income from operations before income taxes increased $216 million in the third quarter of 2022 compared to the third quarter of 2021.

Net income attributable to Magna International Inc. was $289 million for the third quarter of 2022 compared to $11 million in the third quarter of 2021. Included in net income attributable to Magna International Inc. were other expense, net items totaling $19 million after tax and income attributable to non-controlling interests in the third quarter of 2022, compared to $159 million after tax and loss attributable to non-controlling interests in the third quarter of 2021. Excluding other expense, net after tax from both periods, net income attributable to Magna International Inc. increased $138 million in the third quarter of 2022 compared to the third quarter of 2021.

Diluted earnings per share was $1.00 in the third quarter of 2022, compared to $0.04 in the comparable period. Adjusted diluted earnings per share was $1.07 compared to $0.56 for the third quarter of 2021.

In the third quarter of 2022, we generated cash from operations before changes in operating assets and liabilities of $591 million and used $353 million in operating assets and liabilities. Investment activities for the third quarter of 2022 included $364 million in fixed asset additions, $125 million in investments, other assets and intangible assets and $25 million in private equity investments.

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NINE MONTHS ENDED SEPTEMBER 30, 2022

We posted sales of $28.3 billion for the nine months ended September 30, 2022, an increase of 4% over the nine months ended September 30, 2021. This compares to global light vehicle production which increased 6% in the first nine months of 2022 compared to the first nine months of 2021. Excluding the impact of foreign currency translation and divestitures net of acquisitions, sales increased by 11% for the nine months ended September 30, 2022.

During the nine months ended September 30, 2022, income from operations before income taxes was $732 million, net income attributable to Magna International Inc. was $497 million and diluted earnings per share was $1.70, compared to $1.4 billion, $1.1 billion and $3.46, respectively, in the first nine months of 2021.

During the nine months ended September 30, 2022, Adjusted EBIT decreased to $1.3 billion and adjusted diluted earnings per share decreased to $3.19.

During the nine months ended September 30, 2022, we generated cash from operations before changes in operating assets and liabilities of $1.9 billion and invested $1.1 billion in operating assets and liabilities. Investment activities for the first nine months of 2022 included $931 million in fixed asset additions, $269 million in investments, other assets and intangible assets and $29 million in public and private equity investments.

RETURN OF CAPITAL

During the three months ended September 30, 2022, we paid $125 million in dividends and $180 million to repurchase 3.1 million shares, substantially for cancellation.

Our Board of Directors declared a third quarter dividend of $0.45 per Common Share, payable on December 2, 2022 to shareholders of record as of the close of business on November 18, 2022.

Subject to approval by the Toronto Stock Exchange and New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid (“NCIB”) to purchase up to 28.4 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on November 15, 2022 and will terminate one year later.

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SEGMENT SUMMARY

	For the three months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2022	2021	Change	2022	2021	Change
Body Exteriors & Structures	$3,976	$3,185	$791	$225	$98	$127
Power & Vision	2,911	2,501	410	117	67	50
Seating Systems	1,295	1,123	172	35	22	13
Complete Vehicles	1,213	1,255	(42)	65	30	35
Corporate and Other	(127)	(145)	18	(1)	12	(13)
Total Reportable Segments	$9,268	$7,919	$1,349	$441	$229	$212

	For the three months ended September 30,
	Adjusted EBIT as a percentage of sales
	2022	2021	Change
Body Exteriors & Structures	5.7%	3.1%	2.6%
Power & Vision	4.0%	2.7%	1.3%
Seating Systems	2.7%	2.0%	0.7%
Complete Vehicles	5.4%	2.4%	3.0%
Consolidated Average	4.8%	2.9%	1.9%

	For the nine months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2022	2021	Change	2022	2021	Change
Body Exteriors & Structures	$12,000	$10,857	$1,143	$645	$652	$(7)
Power & Vision	8,845	8,538	307	362	567	(205)
Seating Systems	3,924	3,592	332	86	103	(17)
Complete Vehicles	3,891	4,595	(704)	178	189	(11)
Corporate and Other	(388)	(450)	62	35	45	(10)
Total Reportable Segments	$28,272	$27,132	$1,140	$1,306	$1,556	$(250)

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2022	2021	Change
Body Exteriors & Structures	5.4%	6.0%	(0.6)%
Power & Vision	4.1%	6.6%	(2.5)%
Seating Systems	2.2%	2.9%	(0.7)%
Complete Vehicles	4.6%	4.1%	0.5%
Consolidated Average	4.6%	5.7%	(1.1)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2022 OUTLOOK

We first disclose a full-year Outlook annually in February, with quarterly updates. The following Outlook is an update to our previous Outlook in July 2022.

Updated 2022 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	14.5	14.7
Europe	16.0	16.4
China	25.5	24.4

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.767	U.S. $0.783
1 euro equals	U.S. $1.043	U.S. $1.052

Updated 2022 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$16.0 - $16.4 billion	$16.0 - $16.6 billion
Power & Vision	$11.6 - $11.9 billion	$11.7 - $12.1 billion
Seating Systems	$5.2 - $5.4 billion	$5.3 - $5.6 billion
Complete Vehicles	$5.0 - $5.2 billion	$5.1 - $5.4 billion
Total Sales	$37.4 - $38.4 billion	$37.6 - $39.2 billion

Adjusted EBIT Margin(2)	4.8% - 5.0%	5.0% - 5.4%

Equity Income (included in EBIT)	$75 - $100 million	$70 - $100 million

Interest Expense, net	Approximately $80 million	Approximately $80 million

Income Tax Rate(3)	Approximately 21%	Approximately 21%

Net Income attributable to Magna(4)	$1.3 - $1.4 billion	$1.3 - $1.5 billion

Capital Spending	Approximately $1.7 billion	Approximately $1.8 billion

Notes:

(2) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

(3) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(4) Net Income attributable to Magna represents Net Income excluding Other expense (income), net

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2022 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through deterioration in consumer confidence.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended September 30,
	2022	2021
Net income	$296	$17
Add:
Interest expense, net	18	22
Other expense, net	23	180
Income taxes	104	10
Adjusted EBIT	$441	$229

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended September 30,
	2022	2021
Sales	$9,268	$7,919
Adjusted EBIT	$441	$229
Adjusted EBIT as a percentage of sales	4.8%	2.9%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended September 30,
	2022	2021
Net income attributable to Magna International Inc.	$289	$11
Add (deduct):
Other expense, net	23	180
Tax effect on Other expense, net	(4)	(21)
Adjusted net income attributable to Magna International Inc.	$308	$170
Diluted weighted average number of Common Shares outstanding during the period (millions):	288.5	302.6
Adjusted diluted earnings per share	$1.07	$0.56

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the nine months ended September 30,
	2022	2021
Net income	$530	$1,075
Add:
Interest expense, net	64	56
Other expense, net	510	128
Income taxes	202	297
Adjusted EBIT	$1,306	$1,556

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the nine months ended September 30,
	2022	2021
Sales	$28,272	$27,132
Adjusted EBIT	$1,306	$1,556
Adjusted EBIT as a percentage of sales	4.6%	5.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the nine months ended September 30,
	2022	2021
Net income attributable to Magna International Inc.	$497	$1,050
Add (deduct):
Other expense, net	510	128
Tax effect on Other expense, net	(73)	(16)
Adjusted net income attributable to Magna International Inc.	$934	$1,162
Diluted weighted average number of Common Shares outstanding during the period (millions):	292.8	303.2
Adjusted diluted earnings per share	$3.19	$3.83

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Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2022 results on Friday, November 4, 2022 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-926-5068. International callers should use 1-416-620-9188. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (5)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 170,000(6)  employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 345 manufacturing operations and 90 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

(5)  Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(6)  Number of employees includes over 160,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Total Sales Segment Sales

•  Supply disruptions, including as a result of the semiconductor chip shortage currently being experienced in the industry; and Russia’s invasion of Ukraine;

•  The impact of the Russian invasion of Ukraine on global economic growth, and industry production volumes, as well as potential disruption of energy supply to Western European operations, particularly natural gas

•  The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production

•  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production

•  Concentration of sales with six customers

•  Shifts in market shares among vehicles or vehicle segments

•  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna

•  Same risks as for Total Sales and Segment Sales above

•  Operational underperformance

•  Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; price increases from sub-suppliers that have been negatively impacted by production inefficiencies; and potential claims against us if customer production is disrupted

•  Inability to offset inflationary price increases

•  Price concessions

•  Commodity cost volatility

•  Higher labour costs

•  Tax risks

Equity Income	• Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna • Risks related to conducting business through joint ventures
Free Cash Flow	• Same risks as for Total Sales/Segment Sales, and Adjusted EBIT Margin and Net Income Attributable to Magna above

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•   economic cyclicality;

•   regional production volume declines, including as a result of deteriorating vehicle affordability;

•   intense competition;

•   potential restrictions on free trade;

•   trade disputes/tariffs;

Customer and Supplier Related Risks

•  concentration of sales with six customers;

•  emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;

•  OEM consolidation and cooperation;

•  shifts in market shares among vehicles or vehicle segments;

•  shifts in consumer "take rates" for products we sell;

•  dependence on outsourcing;

•  quarterly sales fluctuations;

•  potential loss of any material purchase orders;

•  a deterioration in the financial condition of our supply base;

Manufacturing Operational Risks

•  risks arising from Russia’s invasion of Ukraine and compliance with the sanctions regime imposed in response;

•  impact of the semiconductor chip shortage on OEM production volumes and the efficiency of our operations;

•  supply disruptions, including with respect to semiconductor chips;

•  regional energy shortages and price increases;

•  skilled labour attraction/retention;

•  product and new facility launch risks;

•  operational underperformance;

•  restructuring costs;

•  impairment charges;

•  labour disruptions;

•  risks related to COVID-19;

•  climate change risks;

IT Security/Cybersecurity Risk

•  IT/Cybersecurity breach;

•  product Cybersecurity breach;

Pricing Risks

•  inflationary pressures:

•  pricing risks between time of quote and start of production;

•  price concessions;

•  commodity cost volatility;

•  declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•  costs related to repair or replacement of defective products, including due to a recall;

•  warranty or recall costs that exceed warranty provision or insurance coverage limits;

•  product liability claims;

Acquisition Risks

•  competition for strategic acquisition targets;

•  inherent merger and acquisition risks;

•  acquisition integration risk;

Other Business Risks

•  risks related to conducting business through joint ventures;

•  our ability to consistently develop and commercialize innovative products or processes;

•  intellectual property risks;

•  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•  risks of conducting business in foreign markets;

•  fluctuations in relative currency values;

•  tax risks;

•  reduced financial flexibility as a result of an economic shock;

•  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•  antitrust risk;

•  legal claims and/or regulatory actions against us; and

•  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•   discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and

•   set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

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